GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2009

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) prepared as of March 10, 2010, reviews the financial condition and results of operations of Great Panther Silver Limited, formerly known as Great Panther Resources Limited, (“Great Panther” or the “Company”) for the year ended December 31, 2009, and other material events up to the date of this report. The following discussion should be read in conjunction with the Company’s December 31, 2009 annual audited consolidated financial statements and related notes.

The financial data included in the discussion provided in this report has been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements and MD&A have been reviewed by the Company’s Audit Committee and approved by the Company’s Board of Directors. All dollar amounts are in Canadian dollars, unless otherwise noted.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	1

2010 HIGHLIGHTS

Fourth Quarter Highlights

  Record metal production of 625,288 silver equivalent ounces (“Ag eq oz”)(1) , up 5% from the third quarter of 2009 and 26% from the fourth quarter of 2008.

  Record gold production of 2,456 oz Au, up 26% from the third quarter of 2009 and 53% from the fourth quarter of 2008.

  Silver production of 390,026 oz Ag, within 2% of the third quarter of 2009 and up 9% from the fourth quarter of 2008.

  Record production from Guanajuato of 470,025 Ag eq oz, up 9% from the third quarter of 2009 and 37% from the fourth quarter of 2008.

  Net income of $1.0 million for the three months ended December 31, 2009 compared to a net loss of $1.2 million for the same period in 2008.

  80% increase in mineral sales revenues to $9.9 million for the three months ended December 31, 2009 from $5.5 million for the same period in 2008.

  $3.7 million increase in earnings from mining operations(2) (excluding amortization and depletion) to $5.2 million for the three months ended December 31, 2009 from $1.5 million for the same period in 2008.

  37% decrease in cash cost per silver ounce(3) , net of by-products, for the three months ended December 31, 2009 to US$4.80 from US$7.58 for the same period in 2008.

  $3.7 million increase in Adjusted EBITDA(4) to $3.0 million for the three months ended December 31, 2009 from an Adjusted EBITDA loss of $0.7 million for the same period in 2008.

  Acquisition of a 100% interest in the “La Prieta” concession in the Topia District to provide increased production by late 2010.

(1)	Silver equivalent ounces in 2009 were established using prices of US$850/oz Au, US$11/oz Ag, US$0.50/lb Pb and US$0.50/lb Zn.

(2)	“Earnings from mining operations” is a non-GAAP measure and is defined as mineral sales less cost of sales (excluding amortization and depletion). Refer to the “Non-GAAP Measures” section.

(3)

“Adjusted EBITDA” is a non-GAAP measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense and non-recurring items. Refer to the “Non-GAAP Measures” section for a reconciliation of standardized and adjusted EBITDA to the financial statements.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	2

Year End Highlights

  Record annual metal production of 2,202,456, up 22% from 2008, and 6% above target.

  Record silver production of 1,456,830 silver ounces (“oz Ag”), up 20% from 2008, and meeting target.

  Record gold production of 7,151 gold ounces (“oz Au”), up 14% from 2008, and 19% above target.

  Highest quality concentrates to date, produced at record metal recoveries.

  41% increase in mineral sales revenues to $31.7 million for the twelve months ended December 31, 2009 from $22.4 million for 2008.

  $10.7 million increase in earnings from mining operations (excluding amortization and depletion) to $15.0 million for the twelve months ended December 31, 2009 from $4.3 million for the same period in 2008.

  46% decrease in cash cost per silver ounce, net of by-products, for the full year 2009 to US$5.58 from US$10.25 in 2008.

  $14.9 million increase in Adjusted EBITDA to $7.0 million for the year ended December 31, 2009 from an Adjusted EBITDA loss of $7.9 million in 2008.

  New three-year strategy announced to accelerate annual production to 3.8 million Ag eq oz, increase National Instrument (“NI”) 43-101 compliant resources to 40 million Ag eq oz, and invest $22 million in capital expenditures and $14 million in a 65,000-metre diamond drilling program for both mines.

  Closed an equity offering for gross proceeds of $12.3 million on November 17, 2009.

Exploration Highlights

  Announced completion of the first NI 43-101 compliant mineral resource estimate on the zone known as the ‘Cata Clavo’ at the Guanajuato Mine. The new indicated resource estimate of 5,032,000 Ag eq oz, plus 285,000 Ag eq oz in the inferred category, represents only a very small part of the 4.2 kilometre strike length of the Guanajuato deposit.

  Increase to NI 43-101 compliant measured and indicated resources for Topia to 5.5 million Ag eq oz, and inferred resources to 5.7 million Ag eq oz, sufficient to support a 10-year mine plan.

  Surface core drilling successfully extended known high grade mineralization in six areas at the Topia mine, including the Recompensa, San Gregorio, El Rosario, Cantarranas, San Miguel, and El Ochenta veins.

  Successful mine exploratory development at Topia, including three areas hosting high grade silver-gold- lead-zinc mineralization along the San Gregorio, El Rosario and Don Benito veins which are already contributing to increased silver production.

  Continued underground development at Guanajuato was successful in identifying and delineating three new zones of silver-gold mineralization, all of which are currently being developed for production. The Alto 2 Zone in the Cata area, Santa Margarita in the Rayas area and the Los Pozos Zone between Cata and Rayas will all make significant contributions to production in 2010 and beyond.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	3

RECENT DEVELOPMENTS

Great Panther has commenced a three-year growth strategy (2010 – 2012), focusing on an immediate and aggressive increase in production and resources while increasing profitability. The new strategy sees the Company's annual production growing to approximately 3.8 million silver equivalent ounces, including 2.65 million oz silver, by 2012 from its two existing mines in Mexico. Increased throughput and operating efficiencies allow for further increases beyond this level such that production upside will remain at both mines.

Operations achieved production of 2.2 million Ag eq oz in 2009 while the new plan targets 2.6 million Ag eq oz in 2010, 3.1 million Ag eq oz in 2011 and 3.8 million Ag eq oz in 2012. This equates to annual increases of more than 20% and more than doubles the production of 2008. In addition, Great Panther intends to build its NI 43-101 compliant resource base at the Guanajuato and Topia operations to at least 40 million Ag eq oz which would support a minimum ten year mine life at the planned production rate.

Using metal prices of US$15/oz silver, US$900/oz gold, US$0.80/lb lead and US$0.75/lb zinc, the Company projects annual revenues in excess of CAD$50 million by 2012. Cash operating costs are anticipated to continue to decrease from existing levels towards US$4.00 per oz of silver (net of by-product credits) thereby increasing profitability.

In order to achieve this accelerated growth, the Company has initiated investment in new equipment and plant upgrades for both mines and has commenced a significant drilling program. Over the next three years, spending on capital expenditures and exploration are projected to total approximately $22 million and $14 million, respectively. New underground mine development is anticipated to reach more than 10 kilometres at Guanajuato and 5.5 kilometres at Topia. Plant throughput is expected to approach capacities of 1,200 tonnes per day at Guanajuato and 220 tonnes per day at Topia.

At Guanajuato, new development will focus on the deep extensions of the Rayas Clavo, the famous Valenciana mine, the Cata Clavo and the Guanajuatito Zone and from new targets in between the major ore bodies along the 4.2 kilometre trend of the Veta Madre structure. In addition, plans are underway to de-water, explore and develop the San Ignacio Mine, a stand-alone operation in the La Luz District, approximately 20 kilometres by road from the plant and on care-and-maintenance since 2001.

At Topia, production will be increased on several of the 10 veins currently being developed. Specifically, the Argentina, Rosario and San Gregorio veins will provide the largest increases in tonnage. The recent acquisition of the La Prieta concession on the south side of the district will provide additional mill feed for the Topia Plant starting in the latter part of 2010, after the property has been drilled and a mine plan developed.

An estimated total of 65,000 metres of exploration drilling will concentrate on defining resources, looking for vein extensions and testing new targets. Based on previous experience, the discovery cost per ounce is expected to be about $0.50 or less. Initially, the focus will be on the deep drilling of the Rayas Clavo at Guanajuato where drilling has commenced. Surface drilling at San Ignacio and on other targets within the La Luz trend will commence once specific targets have been identified and permits are in place.

The core objective of Great Panther's new three-year strategy is profitable growth. The Company has achieved a fourth successive quarter of record earnings from mining operations and, providing metal prices remain robust, earnings are projected to continue to increase. The Company’s management considers the best way to capitalize on an increase in the silver price is to monetize it through production.

On November 17, 2009, the Company closed an equity offering for gross proceeds of more than $12.3 million. The Company is using the net proceeds of this offering to expedite its growth strategy. It has accelerated exploration drilling and mine development, acquired new underground mobile equipment and started infrastructure upgrades.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	4

PROFILE AND STRATEGY

Great Panther Silver Limited (formerly known as Great Panther Resources Limited) is a revenue-generating, primary silver mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR”. The Company’s current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also involved in the acquisition, exploration and development of other Mexican properties.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. and Minera de Villa Seca, S.A. de C.V (“MVS”). These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR. In February 2007, Great Panther incorporated an additional subsidiary, Exploraciones Mineras el Rosario, S.A. de C.V. (“EMR”). On November 30, 2009, EMR was merged with MVS to simplify the Company’s legal structure.

Goals and Objectives

Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious and base metals in Mexico. We are committed to conducting ourselves with fairness and integrity, and managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we live and work.

Our primary goal is that of profitable growth, as we feel this is the key to maximizing long-term shareholder value. Our specific objectives are to grow our production and earnings from mining operations and realize positive cash flow while continuing to actively pursue exploration and development opportunities in Mexico.

Great Panther had an exceptional year in 2009, exceeding its key objectives. The Company is pleased to report the achievement of four consecutive quarters of positive cash flows from operations, as well as net profitability for the first time during the fourth quarter.

Key Performance Drivers

Great Panther’s ability to continue to successfully achieve its goals of increasing production while generating positive cash flow is dependent on a number of factors. These indicators are regularly measured and monitored, with timely feedback provided about progress toward achieving our goals. The Company’s key performance drivers are the following:

Volume

The Company operates two producing mines in Guanajuato and Topia in Mexico. Since commencing operations at these two mines in 2006, Great Panther has achieved continuous growth in production in excess of 20% per year to 2.2 million silver equivalent ounces in 2009. Our goal is to continue to achieve profitable growth by increasing production.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	5

The Company’s 2010-2012 growth strategy focuses on an immediate and aggressive increase in production and resources while maintaining profitability. This three-year growth plan forecasts production of 2.6 million Ag eq oz in 2010, 3.1 million Ag eq oz in 2011 and 3.8 million Ag eq oz in 2012.

Fundamental to the growth in production is the growth in resources through delineation of mineralized zones on our existing mines but also through the exploration and/or acquisition of other projects. Great Panther is committed to seeking out new opportunities to add to its project pipeline.

Resources

Definition of resources is essential to the future production capability of the Company. When Great Panther acquired its two mines in Mexico in 2005, there were no NI 43-101 compliant resources on either property Over the past six years, the Company has incurred $9.3 million and $6.7 million on mineral property exploration expenditures at Topia and Guanajuato, respectively, as it continues to build its internal and NI 43-101 compliant resources.

On June 30, 2009, Great Panther reported its first NI 43-101 compliant mineral resource estimate of 5,032,000 Ag eq oz on the zone known as the ‘Cata Clavo’ at the Guanajuato Mine. This resource estimate represents only a very small part of the 4.2 kilometre strike length of the Guanajuato deposit. During 2009, NI 43-101 compliant measured and indicated resources for Topia increased to 5.5 million Ag eq oz, as well as inferred resources of 5.7 million Ag eq oz, sufficient to support a 10-year mine plan.

As part of the previously mentioned three-year growth strategy, Great Panther intends to build its NI 43-101 compliant resource base at the Guanajuato and Topia operations to at least 40 million Ag eq oz which would support a minimum ten year mine life at the planned production rate. An estimated total of 65,000 metres of exploration drilling will concentrate on defining resources, looking for vein extensions and testing new targets.

For more details on the Company’s resources, refer to the “Resources Update” section.

Costs

Attaining and maintaining a low unit operating cost structure has been critical to achieving profitability. Metal prices can be volatile as recently experienced through the latter part of 2008 into the beginning of 2009. Having a low silver production cost base allows a company to remain profitable even during times of declining commodity prices and more flexibility in responding to the unexpected.

A vital aspect of achieving profitability is cost control. The Company has implemented a rigorous process to increase ore grades and silver production and contain operating costs. The result of our efforts is evident, as we were able to achieve our first ever quarter of net profitability in the fourth quarter of 2009.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	6

This decrease in costs during fiscal 2009 was mainly due to reduced smelting and refining charges for the Guanajuato and Topia concentrates and sharply increased ore grades and silver production. The strategy to raise cut-off grades along with other efficiency initiatives to reduce costs is proving to be successful.

For the year ended December 31, 2009, the total combined cash cost per ounce, net of by-product credits, was US$5.58, which represents a 46% decrease from the US$10.25 reported for fiscal year 2008. The Company exceeded the target set for 2009 at the beginning of the year of US$7.00 to US$7.50 (subsequently revised to US$6.00 to $US6.50 in July 2009).

Prices

One of the Company’s objectives is to provide shareholders with leverage to future increases in silver price. To this end, the Company does not engage in any hedging arrangements on silver prices. Our share price tends to correlate very strongly with the price of silver. Since March 2008, Great Panther’s share price has had the greatest beta response to silver relative to other primary silver producers (source: Bloomberg and CIBC World Markets Inc.). Additional leverage comes through the participation in the growth of the Company itself.

The price of silver has fluctuated significantly in recent years. The silver price has improved to approximately $18 per ounce at the end of 2009 from around US$10 per ounce at the end of 2008. These fluctuations have considerable impact on our financial results. The following table summarizes the sensitivity of changes in the silver price and its effect on the Company’s 2010 revenue outlook:

	US$14.00	US$15.00	US$16.00	US$17.00	US$18.00	US$19.00	US$20.00

Guanajuato	$25,477,070	$26,774,022	$28,070,974	$29,367,926	$30,664,878	$31,961,830	$33,258,781

Topia	10,081,902	10,574,198	11,066,492	11,558,789	12,051,085	12,543,380	13,035,676

	$35,558,972	$37,348,220	$39,137,466	$40,926,715	$42,715,963	$44,505,210	$46,294,457

Note: The table above represents estimated revenues (in CAD) for 2010, based on changes in silver prices (assuming constant prices of gold at US$1,000/oz, lead at US$0.80/lb, and zinc at US$0.80/lb) .

The Company’s reported cash cost per ounce is affected by changes in metal prices of the by-products of silver, specifically gold, lead and zinc at Topia and gold at Guanajuato (see “Non-GAAP Measures” section). The following two tables summarize the effect of changes in prices of gold, lead and zinc on the Company’s 2010 estimated combined cash cost per ounce (in USD):

	Changes in Gold prices (per oz)
	US$700	US$800	US$900	US$1,000	US$1,100	US$1,200	US$1,300

Cost per ounce (USD)	$7.03	$6.54	$6.05	$5.56	$5.07	$4.58	$4.09

(Assuming constant prices of silver at US$16/oz, lead at $0.80/lb, and zinc at $0.80/lb)

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	7

Changes in Lead prices (per lb)	Changes in Zinc prices (per lb)
	US$0.50	US$0.60	US$0.70	US$0.80	US$0.90	US$1.00	US$1.10
US$0.50	$6.21	$6.10	$5.99	$5.88	$5.78	$5.67	$5.56
US$0.60	$6.10	$5.99	$5.88	$5.78	$5.67	$5.56	$5.46
US$0.70	$5.99	$5.88	$5.78	$5.67	$5.56	$5.46	$5.35
US$0.80	$5.88	$5.78	$5.67	$5.56	$5.46	$5.35	$5.24
US$0.90	$5.78	$5.67	$5.56	$5.46	$5.35	$5.24	$5.13
US$1.00	$5.67	$5.56	$5.46	$5.35	$5.24	$5.13	$5.02
US$1.10	$5.56	$5.46	$5.35	$5.24	$5.13	$5.02	$4.91

(Assuming contant prices of silver at US$16/oz, and gold at US$1,000/oz)

Capabilities to Deliver Results

To continue to grow our business and achieve our goals, we have established and continue to emphasize on three core areas. We believe these three key components will allow us to execute our strategy successfully.

Our people

One of our key strategies is to build the team that will help us achieve our goals. This includes recruiting, training and developing the right people, as well as enhancing the productivity of our team by giving them the tools and training they need to be effective.

Our ability to recruit and retain qualified employees is critical to our success as a company. In addition to our experienced key personnel, we look for bright, hard-working individuals with positive attitudes, and we are committed to providing our people with a great workplace and opportunities to grow with the Company.

As part of our commitment to our employees, we have a company policy of granting stock options to all employees throughout the company to build loyalty as well as align their performance with corporate goals and objectives.

Our processes

Our operations focus on the initial stages of the silver mining chain: exploration, mining and processing. The Guanajuato and Topia operations depend on the discovery of new mineralization. New discoveries that are close to the existing operations mean that the time from discovery to production is reduced and, by utilizing existing infrastructure, the capital requirement is lower.

The performance of the mining and processing operations builds on a sound base and continues to improve to new record levels. We are fortunate to have a highly experienced team of underground miners and metallurgists.

Mine development focuses on accessing near term production targets and providing underground drilling platforms for deeper exploration to ensure resources and mine life is extended. At Guanajuato, near term targets include the Cata Clavo and Guanajuatito North Zone as well as the newly discovered Los Pozos and Santa Margarita zones, while new drilling stations are being provided for the Deep Rayas and Guanajuatito exploration programs. Topia continues to be successful in increasing production while adding resources through a combination of underground development and surface exploration drilling. The success of

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	8

vigilantly implemented mine grade control procedures, coupled with the replacement of obsolete underground mobile equipment, provides the foundation for significantly improved mining operations, ore grades and silver production.

Ore processing is supported by metallurgical testwork programs under the direction of a senior metallurgical consultant. This, together with the local expertise, results in continuous improvement in processing performance.

Our location

Great Panther is focused on Mexico for several reasons. Mexico is second only to Peru in terms of global silver production and contains more primary silver mines than any other country. It has a rich mineral endowment and a long history of mining. This mining culture continues today and mining companies in Mexico typically enjoy strong support from all levels of government and from the local people.

As part of NAFTA, Mexico has a stable political and economic environment in which to operate. In addition, due to the climate, most projects can be worked year round and many can be reached in a single day from Vancouver. Great Panther’s Guanajuato Mine is serviced by an international airport only 30 minutes away.

Although there are more than 200 mining/exploration companies working in Mexico, Great Panther had the advantage of being an “early mover” and has a broad base of contacts that benefits its mining operations, exploration programs and provides exposure to new opportunities. The Company’s executive team has extensive experience and knowledge of business in Mexico to capitalize on future opportunities.

MINING OPERATING RESULTS

	Guanajuato		Topia		Consolidated

	2009 Q4	2009	2009 Q4	2009	2009 Q4	2009

Tonnes milled	39,853	138,517	7,268	30,045	47,121	168,562

Custom milling (tonnes)	-	-	2,450	11,017	2,450	11,017

Gold ounces	2,367	6,748	89	403	2,456	7,151

Silver ounces	287,101	1,019,751	102,925	437,079	390,026	1,456,830

Lead tonnes	-	-	205	871	205	871

Zinc tonnes	-	-	248	1,057	248	1,057

Silver equivalent ounces (1)	470,025	1,541,220	155,263	661,236	625,288	2,202,456

Cost per ounce (USD)	$3.40	$4.68	$8.45	$7.76	$4.80	$5.58

(1)

For 2009, silver equivalent ounces for each metal were established using commodity prices of: US$850 per oz, US$11 per oz, US$0.50 per lb, and US$0.50 per lb; for gold, silver, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	9

Guanajuato Mine

Location	Guanajuato, Mexico

Employees and Contractors	537

2009 Production	1,541,220 Ag eq oz

2009 Cost per Oz	US$4.68

The Guanajuato Mine had an outstanding fourth quarter, achieving records for both gold and combined metal production. Metal production totaled 287,101 oz Ag and 2,367 oz Au, or 470,025 Ag eq oz, from 39,853 tonnes of ore with an average grade of 271g/t Ag and 2.14g/t Au. The quality of ore represents excellent silver values and the highest gold value to date.

Metal production for the year was 1,019,751 oz Ag and 6,748 oz Au, or 1,541,220 Ag eq oz, which was 4% greater than planned and a 37% increase over 2008.

Plant performance at Guanajuato was very good in the fourth quarter with record gold recovery of 86.4% and satisfactory silver recovery. The quality of the concentrates remained high at 13,488g/t Ag and 111g/t Au.

	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2009	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2008

Tonnes milled	39,853	34,325	32,606	31,732	138,516	38,498	37,237	38,951	40,393	155,079

Production
Silver (ounces)	287,101	288,087	220,742	223,821	1,019,751	269,795	177,810	201,815	198,663	848,083
Gold (ounces)	2,367	1,872	1,379	1,130	6,748	1,479	1,166	1,474	1,369	5,488

Silver equivalent
ounces (Ag eq oz)	470,025	432,795	327,295	311,105	1,541,220	343,738	236,097	275,515	267,132	1,122,482

Average ore grade
Silver (g/t)	271	315	254	258	275	254	179	192	188	203
Gold (g/t)	2.14	2.00	1.55	1.36	1.79	1.44	1.26	1.50	1.40	1.40

Metal recoveries
Silver	82.6%	82.9%	83.0%	84.9%	83.3%	85.8%	83.0%	84.0%	81.5%	83.7%
Gold	86.4%	84.8%	84.6%	81.6%	84.8%	83.1%	77.5%	78.3%	75.5%	78.6%

Concentrate grades
Silver (g/t)	13,488	14,131	15,126	11,675	13,518	13,525	9,755	8,411	6,402	9,476
Gold (g/t)	111	92	94	59	89	74	64	73	44	61

Mining is being carried out on the Cata Clavo, the Rayas and the Guanajuatito areas, all with high silver and gold values. New development areas such as the gold-rich Santa Margarita vein and the Los Pozos zone in the Rayas area, in addition to excellent production from the high grade Cata Clavo and the Guanajuatito North Zone, contributed to the improved grades and production. The Promontorio area, which was suspended a year ago, has been re-opened for exploratory development.

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YEAR ENDED DECEMBER 31, 2009	10

Mining of the Cata Clavo reached the 490 level where development was carried out on the Veta Madre and Alto 1 veins. Stoping from the 460 level advanced well such that production from Cata averaged more than 250 tonnes per day, or 50% of the total Guanajuato production, at estimated grades of 277g/t Ag and 1.6g/t Au.

Mining at Guanajuatito focused on the North Zone, with cut and fill stoping from the 50 and 80 levels. Ore production averaged 115 tonnes per day at excellent estimated grades of 318g/t Ag and 2.3g/t Au.

At Rayas, development focused on our new discoveries, the Los Pozos and Santa Margarita structures, which continued to demonstrate significant potential. Development of Los Pozos was extended to the 298 and 310 levels from where 4,600 tonnes were mined grading 340g/t Ag and 1.9g/t Au. Production is being accelerated in the first quarter 2010 with the introduction of new mining equipment. A new electric–hydraulic drill jumbo has been installed in the Los Pozos development area which will facilitate faster development and increased production.

The gold-rich Santa Margarita vein was explored by ramp development below the 390 level with ore grades from development on vein estimated to be more than 8.0g/t Au. It was this source of gold-rich ore that contributed to the higher gold production in the quarter. Gold production from this vein will continue to increase during 2010.

Diamond drilling to explore for extensions of, and better define, the Cata Clavo, around and below the 490 level, is underway. Diamond drilling is also in progress to define and explore the Los Pozos structure between the 275 and 345 levels. An extensive exploration drill program is being initiated in the first quarter of 2010 to explore the deeper extensions of the Rayas structures including the Santa Margarita vein.

Mining of the Guanajuatito North Zone from the 80 and 50 metre levels continued. The grade and tonnes of ore mined (8,270 tonnes at 318 g/t silver and 2.25 g/t gold) remained very positive as mining efficiency benefited from improved ground support measures.

	2009 Q4	2009	2008 Q4	2008

Cash production costs	$3,116,582	$11,041,788	$2,698,674	$11,923,870

Smelter and transportation	200,413	798,641	533,637	1,837,700

Cost of sales	3,316,995	11,840,429	3,232,311	13,761,570

By-product credits (1)	(2,375,665)	(6,650,876)	(1,195,890)	(4,501,327)

CAD Cash operating costs	941,330	5,189,553	2,036,421	9,260,243

USD Cash operating costs	891,390	4,549,542	1,597,805	8,688,326

Payable Silver Production	262,430	972,846	267,517	857,829

USD Cash cost per ounce of silver	$3.40	$4.68	$5.97	$10.13

(1) By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

The cash operating cost per ounce of silver (refer to “Non-GAAP Measures” section) at Guanajuato for the fourth quarter continued to decrease to US$3.40, a 43% decrease from US$5.97 in Q4 2008. During the quarter, higher silver production as well as improved by-product credits from increased gold production and metal prices continued to reduce mine operating costs. The lower cash cost per ounce for the fourth quarter also reflects significantly reduced smelting and refining costs compared to the prior year. Actual year to date cash operating cost per ounce of silver at US$4.68 was well below the 2009 projected cost of US$5.60.

Topia Mine

Location	Durango, Mexico

Employees and Contractors	226

2009 Production	661,236 Ag eq oz

2009 Cost per ounce	US$7.76

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	11

Topia produced 102,925 oz of silver, 89 oz of gold, 453,216 lbs of lead, and 547,047 lbs of zinc from milling 7,268 tonnes of ore in the fourth quarter of 2009. This equates to 155,263 Ag eq oz, which is 1% higher than the fourth quarter 2008. Overall ore grades were maintained at a high level at 481g/t Ag, 0.46g/t Au, 2.99% Pb and 3.78% Zn.

	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2009	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2008

Tonnes milled	7,268	7,679	7,837	7,261	30,045	7,511	9,701	8,649	9,457	35,318

Production
Silver (ounces)	102,925	110,724	112,616	110,814	437,079	89,168	105,235	85,320	86,476	366,199
Gold (ounces)	89	79	125	110	403	129	271	192	220	812
Lead (tonnes)	205	211	233	222	871	188	246	225	217	876
Zinc (tonnes)	248	263	270	276	1,057	249	370	218	237	1,074

Silver equivalent
ounces (Ag eq oz)	155,263	164,262	172,550	169,161	661,236	153,585	208,589	160,557	164,507	687,238

Average ore grade
Silver (g/t)	481	492	503	542	504	419	360	360	326	370
Gold (g/t)	0.46	0.40	0.59	0.56	0.50	0.53	0.79	0.85	0.80	0.84
Lead (%)	2.99	2.95	3.23	3.30	3.12	2.62	2.96	2.82	2.80	2.72
Zinc (%)	3.78	3.84	3.94	4.47	4.00	3.06	4.06	2.93	2.89	3.41

Metal recoveries
Silver	91.6%	91.2%	88.8%	87.5%	89.7%	86.6%	88.7%	85.3%	86.4%	87.1%
Gold	83.9%	79.8%	83.8%	84.1%	83.0%	83.8%	88.5%	81.6%	78.0%	84.9%
Lead	94.5%	93.0%	92.0%	92.5%	92.9%	89.9%	92.2%	92.2%	90.8%	91.1%
Zinc	90.4%	89.3%	87.4%	85.1%	87.9%	83.8%	87.0%	86.0%	81.8%	85.6%

Concentrate grades
Lead
Silver (g/t)	8,786	8,971	8,207	8,707	8,655	8,324	6,895	6,574	5,808	6,793
Gold (g/t)	6.93	5.68	8.08	7.59	7.10	8.96	13.39	13.69	12.64	13.65
Lead (%)	58.64	57.16	57.00	58.62	57.83	55.34	60.87	58.12	55.06	54.27
Zinc (%)	9.24	10.14	9.71	9.81	9.73	9.46	8.95	8.12	7.25	10.29

Zinc
Silver (g/t)	447	449	483	470	463	438	318	467	452	473
Gold (g/t)	1.01	0.96	1.43	1.35	1.20	1.76	1.91	2.19	1.16	2.34
Lead (%)	0.91	0.74	0.94	0.79	0.85	1.63	1.25	1.55	1.26	1.76
Zinc (%)	55.41	54.78	53.14	55.29	54.63	52.12	53.88	49.63	49.42	50.69

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	12

The plant performance at Topia was excellent in the fourth quarter with record metal recoveries of 91.6% for Ag, 83.9% for Au, 94.5% for Pb, and 90.4% for Zn compared to 91.2% for Ag, 79.8% for Au, 93.0% for Pb and 89.3% for Zn in the third quarter of 2009. In addition to processing 7,268 tonnes from the Company's mines, 2,450 tonnes were custom milled for a local miner, thereby increasing revenue and keeping unit costs down. Over the past year, Topia has transformed its operations with very positive results. Ore quality and metal production continues to excel at a much lower cost per ounce of silver as the focus has shifted to production stoping, with exploratory development limited to higher grade mining areas, while the plant metallurgical performance has continued to improve.

Metal production for the year was 437,079 oz Ag, 403 oz Au, 1,919,816 lbs Pb, and 2,331,015 lbs Zn, or 661,236 Ag eq oz, which was 12% greater than planned and within 4% of 2008.

A short surface exploratory drill program was completed in the third quarter of 2009 aimed at exploring extensions on strike from, and at depth below, existing workings on the Cantarranas (East), San Gregorio, Rosario, Recompensa and Veta Madre (El Ochenta) veins. A total of twenty-one diamond drill holes were completed totaling 2,649 metres.

At the Recompensa vein, four holes were completed along approximately 300 metres of strike length and 50 metres below the existing mine workings. The westernmost hole, ST09-092 intersected 0.50 metres (0.2 metres True Width (“TW”)) at 67g/t silver, 7.6g/t gold, 0.17% lead, and 1.04% zinc. The two easternmost holes are particularly notable, with results as follows:

  ST09-094 intersected 94g/t silver, 12.5g/t gold, 3.86% lead, and 1.36% zinc over 0.30 metres (0.23 metres TW),
  ST09-095 intersected 76g/t silver, 20.9g/t gold, 1.38% lead, and 9.79% zinc over 0.35 metres (0.27 metres TW).

Other highlights included:

  ST09-088 at the San Gregorio vein: 0.32 metres (0.18 metres TW) at 4,340g/t silver, 0.46g/t gold, 7.0% lead, and 9.6% zinc.
  ST09-091 at the El Rosario vein: 2.7 metres (1.73 metres TW) at 1,051g/t silver, 0.22g/t gold, 2.01% lead, and 7.83% zinc.

At the San Gregorio vein, drilling was focused 30 to 50 metres below the present development along approximately 250 metres of strike length. Of the four holes drilled here, all intersected the vein, with two having exceptional results. ST09-088 intersected 0.52 metres (0.30 metres TW) at 1,503g/t silver, 0.2g/t gold, 4.5% lead, and 6.26% zinc, including 0.32 metres (0.18 metres TW) at 4,340g/t silver, 0.46g/t gold, 7.0% lead, and 9.6% zinc. ST09-089 intersected 1.05 metres (0.52 metres TW) at 498g/t silver, 0.37g/t gold, 0.41% lead, and 11.64% zinc.

At the El Rosario vein, drilling was focused 30 to 50 metres below the west end of the present development. Both holes had exceptional results with ST09-090 intersecting 0.45 metres (0.22 metres TW) at 1,740g/t silver, 0.05g/t gold, 5.45% lead, and 8.37% zinc. ST09-091 intersected 2.7 metres (1.73 metres TW) at 1,051g/t silver, 0.22g/t gold, 2.01% lead, and 7.83% zinc, along with a footwall zone of 1.0 metre (0.64 metres TW) at 686g/t silver, 0.10g/t gold, 1.72% lead, and 11.14% zinc.

The area between the current workings of the Hormiguera mine and the San Miguel mine, Level A, 110 metres vertically apart, was explored with six drill holes. The Cantarranas and San Miguel veins were intersected, along with the newly discovered San Jorge vein, demonstrating good continuity of these narrow veins with highly variable grades. Further follow-up drilling will be done in 2010 to justify the expansion of mining in this highly prospective area.

The El Ochenta mine is currently exploiting two silver-rich parallel veins in the hanging wall of the Madre vein. Two holes were drilled below present workings to test the depth potential. Both holes intersected the veins. Further exploration in 2010 will focus on the lateral extensions of these veins.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	13

As detailed in the mine expansion plans in the news release on Sept 16, 2009, the focus of the surface drill program was to work closely with the mine engineers in drilling areas that were being considered for future development, in order to prioritize areas and to increase the mineral resource. Based on the results of the 2009 drilling program, a more aggressive surface drill program is being planned to expand the mineral resource on veins presently being exploited and to explore a number of highly prospective veins and vein segments elsewhere on the Company's extensive land package. Resources have yet to be evaluated for the above six veins and a new update, including these drill results, as well as those from the newly planned drill program, is expected later in 2010.

Ore was mined from twelve separate small mines. Production from the San Gregorio and El Rosario veins contributed one third of the silver production during the fourth quarter of 2009 and new development on both veins will ensure further improved production in 2010. Production from the Argentina vein will also increase as accelerated development and stoping are facilitated by the addition of new mobile equipment in the first quarter of 2010. Over the next two years, the mine will be developed to the sixth level with a significant increase in production. Measured and indicated resources are estimated at 117,000 tonnes while inferred resources potentially add another 152,000 tonnes at silver grades exceeding 600 g/t or 20 oz per tonne.

Topia focuses on the clean mining of high grade narrow veins to further increase ore grade. Exploratory development is limited to known areas where there is high potential for wider and higher grade veins. Elsewhere, the emphasis is towards stoping with strict grade control. Results of an exploratory diamond drill program were very encouraging and a new program will be conducted in the first quarter of 2010 to extend the mining potential of known veins and explore other veins. The acquisition of the 94-hectare La Prieta concession in the Topia District was a strategic move that should lead to additional production later in 2010, once the vein has been drilled and a mine plan put in place. La Prieta is within easy trucking distance of the Topia plant.

During the second quarter of 2009, new contracts for the sale of Topia’s lead and zinc concentrates were signed with one of the world's largest commodities trading companies. The contracts are effective through to December 31, 2010 and allow the Company to achieve reductions in unit costs at its Topia operations. Under the agreements, concentrates are trucked by road from the Topia mine to the Pacific coast port of Manzanillo. The port facility in Manzanillo receives and stores the concentrate before exporting it by ship to Asian smelters, mainly in China. Over the last year, Asian demand for concentrates has increased dramatically such that highly competitive terms are now being offered. These new, lower terms outweigh the added transportation costs when compared to selling concentrates to the Mexican lead and zinc smelters. Concentrates from a number of sources are blended to meet the various requirements of the Asian smelters.

Cost per ounce for the fourth quarter 2009 was US$8.45, decreasing 32% from US$12.45 in the fourth quarter 2008. Cost per ounce for the year ended December 31, 2009 was US$7.76, representing a 26% decrease from US$10.52 for the year ended December 31, 2008 and over 30% below the projected cost per ounce for 2009 of US$11.00 to US$11.50 per Ag oz. In addition to the better smelter terms, Topia's unit cost of silver production is decreasing due to higher silver production and improved by-product credits from higher base metal prices. Cost per ounce in the fourth quarter of 2009 was higher than the average cost for 2009 due to increased development and site preparation costs, decreased custom milling tonnage and performance bonuses paid in December 2009.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	14

	2009 Q4	2009	2008 Q4	2008

Cash production costs	$1,403,101	$4,975,129	$1,116,884	$5,552,272

Smelter and transportation	328,575	1,344,896	474,433	1,340,743

Cost of sales	1,731,676	6,320,025	1,591,317	6,893,015

By-product credits	(831,982)	(2,740,204)	(288,220)	(2,808,326)

CAD Cash operating costs	899,694	3,579,821	1,303,097	4,084,689

USD Cash operating costs	851,907	3,136,307	1,102,939	3,833,200

Payable Silver Production	100,852	403,917	88,572	364,322

USD Cash cost per ounce of silver	$8.45	$7.76	$12.45	$10.52

MINERAL EXPLORATION PROPERTY UPDATES

During the third quarter, the Company decided to terminate its option on the Mapimi project. Management has determined that it is uneconomical to continue with this project and the Company is focusing its efforts on expanding the production and resources at its existing mines.

The Company currently has one exploration property known as the San Antonio Project.

San Antonio Project

The San Antonio project hosts a district-scale gold-copper system with epithermal veins that may be related to a buried porphyry. As Great Panther is focused on silver exploration and production, the gold-copper San Antonio Project became a non-core asset and the decision was made to option it to another company in 2007. Under the terms of the option agreement, Altair Ventures Inc. (“Altair”) can earn a 70% interest in the property by spending $1.2 million on exploration and making certain cash payments and share issuances to Great Panther over a 4-year period. Great Panther owns a 100% interest in the San Antonio Property and is the operator of the project.

No field work was conducted on the property during 2009. Subsequent to the year-end, Altair terminated its option on the property. The companies have agreed on an arrangement for Altair to issue shares-for-debt in the amount of $167,680 to Great Panther for costs associated with the project owing at January 31, 2010.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	15

RESOURCES UPDATE

Guanajuato Mine

In June 2009, Wardrop Engineering Inc. (“Wardrop”), a Tetra Tech Company, of Vancouver, B.C., completed the first NI 43-101 compliant mineral resource estimate on the Cata Clavo zone. The new resource estimate of 5,032,000 indicated Ag eq oz and 285,000 inferred Ag eq oz represents only a very small part of the 4.2 kilometre strike length of the Guanajuato deposit owned by the Company. Further exploratory and delineation drilling are planned for Cata Clavo and other zones, such as Rayas, including the Santa Margarita vein and Los Pozos, in order to establish additional resources in the future.

Indicated and inferred mineral resources at the Cata Clavo as estimated by Greg Mosher, P.Geo, qualified person, and reviewed by Gilles Arseneau, PhD, at Wardrop are tabulated below:

	ALTO 2		ALTO 1		MADRE		TOTAL
	$50 NSR	$37.50 NSR	$50 NSR	$37.50 NSR	$50 NSR	$37.50 NSR	$50 NSR	$37.50 NSR
Indicated
Tonnes	34,000	39,000	82,000	96,000	182,000	215,000	298,000	351,000
Ag (g/t)	396	359	883	776	377	339	518	462
Ag CAP (g/t)	349	318	467	419	377	339	398	359
Au (g/t)	1.46	1.36	3.26	2.85	1.09	0.99	1.73	1.55
Au CAP (g/t)	1.43	1.33	1.75	1.55	1.09	0.99	1.31	1.19

Inferred
Tonnes	3,000	4,000	6,000	8,000	9,000	11,000	19,000	24,000
Ag (g/t)	518	473	233	209	389	340	366	319
Ag CAP (g/t)	370	340	233	209	389	340	337	296
Au (g/t)	1.58	1.48	0.69	0.62	1.25	1.10	1.14	1.01
Au CAP (g/t)	1.43	1.35	0.69	0.62	1.25	1.10	1.11	0.98

Production from the Cata Clavo represents between 50-60% of the total Guanajuato metal production and the resource estimate positively supports the potential for further increases in production.

Exploration spending at Guanajuato for the new strategy is projected to total approximately $10 million over the next three years. New underground mine development is anticipated to reach more than 10 kilometres at Guanajuato, some of which is designated for exploration drilling. An estimated total of 45,000 metres of exploration drilling will concentrate on defining resources, looking for vein extensions and testing new targets. Of this total, 18,000 metres are planned in 2010 when the focus will be on the deep drilling of the Rayas Clavo at Guanajuato where drilling has commenced. Surface drilling at San Ignacio and on other targets within the La Luz trend will commence in 2010 once specific targets have been identified and permits are in place.

Topia Mine

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	16

On July 21, 2009, the Company announced an updated mineral resource for Topia. The 2009 mineral resource estimate comprises Measured & Indicated Mineral Resources of 173,103 tonnes at 552g/t silver, 0.99g/t gold, 5.58% lead and 4.83% zinc (5,458,218 Ag eq oz) as well as 174,562 tonnes of 633g/t silver, 1.03g/t gold, 5.10% lead and 3.84% zinc (5,692,957 Ag eq oz) in the Inferred category. At current production levels, management considers the new resource to be sufficient for at least a ten year mine life.

The 2009 mineral resource estimate provides an update for the Argentina vein only, while the estimate delivered by Wardrop in 2006 for some of the other veins on the property came largely from the verification of Peñoles' resources and is still intact as mining to date has come from new mine development on these veins. (Resources for the "other veins" were estimated by Wardrop using metal prices as reported in the 2006 report.) The breakdown for the Argentina vein and “other veins” in Topia is listed in Table 1 below:

Table 1: 2009 Resource Update

	Argentina			Other veins		Totals
				Measured &		Measured &
	Measured	Indicated	Inferred	Indicated	Inferred	Indicated	Inferred

Tonnes	40,015	77,229	152,189	55,859	22,373	173,103	174,562

Gold (g/t)	669	642	690	345	243	552	633

Silver (g/t)	0.704	0.713	0.972	1.57	1.39	0.99	1.03

Lead %	6.85	6.12	5.36	3.91	3.31	5.58	5.1

Zinc %	4.78	4.58	3.67	5.21	4.97	4.83	3.84

When combined with the 2009 Argentina resource, the new total contained metal for each resource category is shown in the following table:

Table 2: Contained Metals (All Veins)

	Tonnes	Au (oz)	Ag (oz)	Pb (lb)	Zn (lb)	Ag eq oz

Measured & Indicated Resources	173,103	3,080,954	5,507	21,278,080	18,430,862	5,458,218

Inferred Resources	174,562	3,560,237	5,793	19,585,856	14,746,998	5,692,957

The 2009 Argentina mineral resource calculation was based on a minimum net smelter return (“NSR”) value of US$75 per tonne (75% of total operating costs). The 2009 Argentina vein mineral resource value used the following assumptions: (1) June 1, 2009 concentrate sales contracts with Louis Dreyfus Commodities, which are effective until December 31, 2010; (2) average metal prices for April 2009, typical plant recoveries, and grade capping all shown in Table 3; and (3) 33% mine dilution.

Table 3: Assumptions

	Au	Ag	Pb	Zn

Metal Prices (2009)	US$890/oz	US$12.50/oz	US$0.625/lb	US$0.625/lb

Plant Recoveries	85%	87%	92%	82%

Capping Grades	6 g/t	2,000 g/t	20%	20%

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	17

Table 3: Percentage Increase in Argentina Vein Resources 2009 over 2008

	Tonnes	Au (oz)	Ag (oz)	Pb (lb)	Zn (lb)	Ag eq oz

Measured & Indicated Resources	20%	32%	46%	23%	20%	29%

Inferred Resources	101%	160%	131%	193%	214%	168%

Exploration Potential has been estimated in-house only for the Don Benito and Argentina veins to demonstrate the potential mineral resources in these areas prior to mine development. According to NI 43-101, Exploration Potential must be reported as ranges and these are presented in the following table. The Exploration Potential is conceptual in nature and based on wide-spaced exploration drilling at Argentina, and exploration drilling and two development levels at Don Benito. There has been insufficient exploration to define a mineral resource from this data to date and it is uncertain if further exploration will result in the Exploration Potential being delineated as a mineral resource.

Table 4: Exploration Potential

	Argentina	Don Benito

Tonnes	60,000 - 80,000	60,000 - 80,000

Gold	400 - 600 g/t	300 - 600 g/t

Silver	1 - 2 g/t	1 - 4 g/t

Lead	4 - 6%	4 - 8%

Zinc	2 - 4%	3 - 6%

These tonnages include some of the drilling and development completed during the spring of 2008, as well as ongoing underground drilling, and could represent another 4-5 years of mine life with further definition. The Argentina vein remains open to expansion at depth and for approximately 500 metres to the east below old mine workings. Additionally, development and stoping on the Cantarranas (Hormiguera and San Miguel mines), El Rosario, San Gregorio, and Recompensa veins will lead to future mineral resource estimates.

Exploration spending at Topia for the new strategy is projected to total approximately $4 million over the next three years. New underground mine development, much of which will support exploration and resource development, is anticipated to reach more than 5.5 kilometres at Topia. An estimated total of 20,000 metres of exploration drilling will concentrate on defining resources, looking for vein extensions and testing new targets. In 2010, planned surface exploration diamond drilling totals 6,000 metres.

The Company expects to report updated NI 43-101 compliant resources for the Topia mine during the fourth quarter of 2010.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	18

SELECTED ANNUAL INFORMATION

	2009	2008	2007
		(Revised) (3)

Revenue	$31,731,715	$22,445,438	$15,523,094

Cost of Sales (excluding amortization and depletion)	16,767,683	18,144,223	14,152,657

Earnings from mining operations (1)	14,964,032	4,301,215	1,370,437

Loss before provision for income taxes	(198,791)	(14,937,341)	(17,129,388)

Loss for the year	(866,851)	(13,760,826)	(19,700,861)

Loss per share, basic and diluted	(0.01)	(0.17)	(0.27)

Adjusted EBITDA (2)	6,975,896	(7,888,844)	(11,360,643)

Cash and cash equivalents	13,312,091	606,244	5,357,977

Total assets	37,174,266	22,310,681	31,053,110

Total liabilities	10,318,156	12,492,776	9,856,641

Total long term liabilities	6,231,155	7,589,943	7,551,286

Working capital	18,152,744	1,320,087	10,659,942

(1)	“Earnings from mining operations” is a non-GAAP measure and is defined as mineral sales less cost of sales (excluding amortization and depletion). Refer to the “Non-GAAP Measures” section.

(2)

“Adjusted EBITDA” is a non-GAAP measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense and non-recurring items. Refer to the “Non-GAAP Measures” section for a reconciliation of standardized and adjusted EBITDA to the financial statements.

(3)

The Company’s December 31, 2008 consolidated financial statements were revised for the effect of an adjustment to future income taxes that was not considered material to be recorded last year. This adjustment was initially recorded during the first quarter of 2009. The current year’s net income (loss) has been adjusted to reflect the subsequent recording of this adjustment in 2008.

Certain comparative figures have been reclassified to conform with current period presentation.

RESULTS OF OPERATIONS

The Company earned revenue of $9.9 million for the three months ended December 31, 2009 compared to $5.5 million for the same period in 2008. This 80% increase in revenue is mainly due to increased production, increased metal prices, as well as more favourable smelter terms being realized at both mines. The combined metals output from Topia and Guanajuato for the fourth quarter was 625,288 Ag eq oz, a 26% increase compared to 497,323 for the fourth quarter in 2008. For the three months ended December 31, 2009, gold, silver, lead and zinc prices all increased by 39%, 72%, 84% and 87%, respectively, on a year-over-year basis.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	19

Revenue for the year ended December 31, 2009 was $31.7 million, an increase of $9.3 million or 41% as compared to 2008. This increase is primarily a result of higher production and lower smelting and refining costs, which are netted against revenue. Total production for the 2009 fiscal year of 2,202,456 Ag eq oz increased by 22% from 1,809,720 Ag eq oz in 2008. Smelting and refining costs for Guanajuato were reduced substantially during the last half of the fourth quarter of 2008 when a new customer contract was negotiated. The full effect of the cost savings is reflected in 2009. The Company also negotiated more favourable, open market terms for spot sales of Topia’s lead concentrate during the first half of 2009. These savings were partially offset by general decreases in metal prices. Compared to 2008, average silver, lead and zinc prices for the year ended December 31, 2009 decreased by 3%, 18%, and 12% while the gold price increased 12%.

The Company completed exploratory diamond drilling and continued development at both mines. At Topia, results were reported from a short surface exploration drilling program of 21 drill holes totaling 2,649 metres intersecting the Cantarranas, San Gregorio, Rosario, Recompensa and Veta Madre (El Ochenta) veins. Exploration development continued on the ten veins being mined. At Guanajuato, development continued on the 390 level which provides a platform from which exploration drilling has been initiated to target the deep area below the Rayas Clavo and short-hole diamond drilling, 9 drill holes totaling 251 metres, tested the Guanajuatito North Zone.

Exploratory development work continues on many high grade veins at Topia with priority on the San Gregorio, Rosario, Recompensa, Cantarranas and Don Benito veins. Stoping has been initiated at Argentina, Level 2, where good grades and better widths are already resulting in an increase in production.

At Guanajuato, underground drilling of the Cata Clavo, from stations along the access ramp below the 460 metre level is underway. This drilling will confirm and provide more data to better define the Veta Madre, Alto 1 and Alto 2 structures and to test for potential extensions. Further underground drilling continues to assess the extent of the mineralization, both to the northwest and down dip.

Development has advanced with very encouraging results from channel sampling on the new discoveries of Santa Margarita and Los Pozos. Sampling on the lowest and most recent "leg" of the Santa Margarita ramp has returned average grades of 8.07g/t gold and 25g/t silver along a strike length of 86 metres and over a ramp width of 3.41 metres (approximately 2.5 metres true width). In addition, the 310 sublevel has been driven for 80 metres along the strike length of the Los Pozos mineralization where four cross cuts have exposed the complete width of the zone. Results of channel sampling of the cross cuts include the 295N, which cut 16.45 metres (11.5 metres true width) grading 546g/t silver and 2.50g/t gold and the 335N, which intersected 13.0 metres (9.1 metres true width) with a composite grade of 733g/t silver and 2.11g/t gold.

The Santa Margarita structure is located near the upper contact of a structure-parallel diorite dyke, a contact that has seen little to no historical exploration along more than 2 kilometres of strike length from Rayas to Valenciana. The Veta Madre structure, the main focus of previous mining efforts at Guanajuato, occurs along or near the lower diorite contact. The Santa Margarita ramp development is currently being extended to the 435 level (1,665 metre elevation). Considering that gold-dominant mineralization in the Santa Margarita vein only begins at the 390 level (1,710 metre elevation), the zone holds significant promise at deeper levels.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	20

On the Los Pozos structure, ramp access development has reached the 310 level (1,790 metre elevation) where sublevel development has been driven in the mineralized zone in preparation for mechanized cut and fill production mining. The first of three new underground drill jumbos has been installed in this area which will facilitate faster ongoing development and increased production. In addition to the aforementioned channel sampling results, several new underground drill holes were completed on the Los Pozos zone, with the deepest hole, UT09-092, intersecting 11.6 metres (7.8 metres true width) grading 276g/t silver and 0.82g/t gold. Further core drilling at Los Pozos is planned and, in the interim, ramping will continue down to the 345 level (1,755 metre elevation).

Total plant throughput of the Topia and Guanajuato operations was 47,121 tonnes for the fourth quarter 2009, representing a 2% increase compared to 46,009 tonnes for the fourth quarter 2008 and a 12% increase from the 42,004 tonnes processed in the third quarter 2009. This increase in plant throughput reflects improvements in plant efficiencies and production planning. Metal recoveries and concentrate qualities continue to improve. These are results of the Company’s focus on development on and production from profitable areas, thereby reducing the cost per ounce of silver production and increasing profitability. This is evidenced by improved metal production, revenues and earnings from the operations of both mines.

Cost of sales (excluding amortization and depletion) was $4.7 million for the three months ended December 31, 2009, as compared to $4.0 million for the same period in 2008. For the year ended December 31, 2009 and 2008, cost of sales was $16.8 million and $18.1 million, respectively. The Company implemented cost reduction and mine site efficiency measures during the fourth quarter of 2008 which were continued through 2009. As a result, savings were realized from reduced mine operating costs for the full year in fiscal 2009. On a per silver ounce basis, costs have decreased significantly as costs were reduced and grades improved. For the three months ended December 31, 2009, the Company had earnings from mining operations of $5.2 million compared $1.5 million for the same period in 2008, an increase of $3.7 million or 247%. Earnings from mining operations increased 248% to $15.0 million for the year ended December 31, 2009 from $4.3 million for the same period in 2008.

The total combined cash cost per ounce of silver produced, net of by-product credits, was US$4.80 for the fourth quarter 2009, a 37% decrease compared to the combined cost per ounce of US$7.58 for the same period in 2008. For the year ended December 31, 2009 and 2008, the total combined cash cost per ounce was US$5.58 and US$10.25, respectively. The 46% year over year decrease was achieved by sharply reduced site-controlled costs and lower smelting and refining charges for Guanajuato and Topia concentrates. The strategy to focus on higher grade ore as well as other efficiency initiatives to reduce costs is proving to be successful.

The combined cash cost per ounce of US$4.80 and US$5.58 for the three months and year ended December 31, 2009, respectively, compares well with the initially published 2009 forecast of US$7.00 to US$7.50 (subsequently revised to US$6.00 to $US6.50 in July 2009).

Amortization and depletion of mineral properties, plant and equipment for the three and twelve months ended December 31, 2009 was $0.9 million and $3.6 million, respectively, compared to $0.9 million and $4.3 million for the same periods in 2008. The year over year decrease was due to the extension of Topia’s mine life from a remaining three years to seven years at the end of 2008.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	21

The Company incurred mineral property exploration expenditures of $0.4 million and $1.6 million for the three and twelve months ended December 31, 2009, respectively, compared to $0.3 million and $6.3 million for the corresponding periods in 2008. The significant year over year decrease in mineral property exploration expenditures was due to the deferral of most mine development that was not related to immediate production, as part of the cost containment program implemented in the fourth quarter 2008. Exploratory drilling resumed at both Guanajuato and Topia during the third and fourth quarters of 2009.

Actual expenditures of $1.6 million in fiscal 2009 were higher than the Company’s previously anticipated spending of $1.0 million. This was mainly due to Topia surface drilling as the Company commenced its three-year growth strategy. The Company anticipates spending $6.3 million of mineral property exploration expenditures in 2010.

General and administrative expenses were $1.9 million for the fourth quarter 2009, a $0.4 million increase compared to $1.5 million for the same period in 2008. This increase was primarily due to the payment of year end performance bonuses in December 2009. For the years ended December 31, 2009 and 2008, general and administrative expenses totaled $5.8 million and $6.0 million, respectively. The $0.2 million year over year decrease was mainly due to $0.5 million of non-recurring costs incurred in 2008 relating to Value-Added Tax (“VAT”) recovery fees, a provision for potentially uncollectible VAT and a true-up of 2007 audit fees. These savings were partially offset by the payment of bonuses in the fourth quarter of 2009.

The Company had anticipated spending $5.3 million on G&A during 2009. Actual G&A expenses were $0.5 million more than previously anticipated, which was primarily due to unbudgeted year-end bonuses and business development costs. The Company plans to spend $5.2 million in general and administrative expenses in 2010.

For the three months and year ended December 31, 2009, the Company incurred stock-based compensation expense of $0.4 million and $2.4 million, respectively. An expense of $0.4 million recorded in the fourth quarter related to the granting of 855,000 incentive stock options to consultants, staff and a director at an exercise price of $0.90. During the third quarter 2009, the Company issued 1,300,000 stock options granted to employees, consultants, directors and officers with an exercise price of $0.70, resulting in a $0.7 million stock-based compensation expense. During the first quarter of 2009, the Company recorded $1.3 million in stock-based compensation expense as a result of granting 6,222,700 incentive stock options to employees, consultants, directors and officers, of which 5,912,700 are exercisable at a price of $0.45 per share and 310,000 are exercisable at a price of $0.52 per share. The Company cancelled 4,556,700 incentive stock options exercisable at $0.90 and $1.42 per share which had been granted in prior years.

During the third quarter of 2009, the Company repaid its $2.02 million, 8% per annum, unsecured convertible loan note by issuing 3,740,741 common shares at $0.54 per share. This transaction resulted in $0.05 million being charged as debt settlement expense to the income statement and $1.6 million being recorded against retained earnings for settlement of the convertible debt.

The Company recorded a foreign exchange gain of $0.2 million for the fourth quarter 2009 and a foreign exchange loss of $0.4 million for the fiscal year 2009. For the three and twelve months ended December 31, 2008, the Company recorded a foreign exchange loss of $0.3 million and foreign exchange gain of $0.1 million, respectively. The foreign exchange loss for the fiscal year 2009 is mainly a result of the general appreciation of the Canadian dollar against both the United States dollar and the Mexican peso during the year, whereas the Canadian dollar weakened against both currencies in 2008.

For the three months ended December 31, 2009, the Company earned net income of $1.0 million, compared to a net loss of $1.2 million for the same period in 2008. For the year ended December 31, 2009, the Company has a net loss of $0.9 million compared to a net loss of $13.8 million for the year ended December 31, 2008. On a year over year basis, earnings from mining operations improved by $10.7 million during 2009, which was a result of the Company’s efforts to implement mine site efficiencies, increase production, and improve grades. The Company realized $4.7 million in year over year savings as a result of scaling down its exploration program in response to poor economic conditions in the latter half of 2008 and into the first part of 2009.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	22

Standardized earnings before interest, taxes, depreciation and amortization (“EBITDA”) (refer to “Standardized and Adjusted EBITDA” in the “Non-GAAP Measures” section below) was $2.6 million and $4.5 million for the three months and year ended December 31, 2009. This represents a significant improvement over EBITDA losses of $0.7 million and $9.5 million for the same periods in 2008. Adjusted EBITDA was $3.0 million for the fourth quarter and $7.0 million for the fiscal year 2009, compared to the losses of $0.7 million and $7.9 million reported for the three months and year ended December 31, 2008.

SUMMARY OF QUARTERLY RESULTS

	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1
		(Revised) (2)		(Revised) (1)(2)	(Revised) (1)

Revenue	$9,850,074	$8,885,632	$6,721,688	$6,274,321	$5,482,342	$4,350,334	$6,717,080	$5,895,682

Cost of sales (excluding amortization & depletion)	4,698,174	4,637,437	3,732,207	3,699,865	4,008,363	5,184,125	4,946,534	4,005,201

Earnings from mining operations	5,151,900	4,248,195	2,989,481	2,574,456	1,473,979	(833,791)	1,770,546	1,890,481

Income (loss) for the period	1,036,994	(113,838)	(199,929)	(1,590,078)	(1,182,330)	(5,969,289)	(4,191,000)	(2,418,207)

Basic earnings (loss) per share	0.01	(0.00)	(0.00)	(0.02)	(0.02)	(0.07)	(0.05)	(0.03)

Diluted earnings (loss) per share	0.01	(0.00)	(0.00)	(0.02)	(0.02)	(0.07)	(0.05)	(0.03)

Adjusted EBITDA	3,036,760	1,857,129	1,117,569	964,438	363,078	(4,132,890)	(1,711,896)	(1,357,084)

Cash and cash equivalents	13,312,091	2,907,568	2,140,004	1,985,101	606,244	1,096,432	4,428,801	5,138,215

Working capital	18,152,744	4,844,465	1,509,339	1,062,995	1,320,087	2,287,522	7,369,761	9,481,430

(1)

The Company’s December 31, 2008 consolidated financial statements were revised for the effect of an adjustment to future income taxes that was not considered significant to be recorded last year. This adjustment was initially recorded during the first quarter of 2009. The current year’s net income (loss) has been adjusted to reflect the subsequent recording of this adjustment in 2008.

(2)

Income (loss) for the period was revised by $0.3 million for the three months ended March 31, 2009 and $0.2 million for the three months ended September 30, 2009 to account for an adjustment in stock compensation expense related to a change in the calculation of volatility.

Quarterly Trends

The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, revenue and cost of sales do not exhibit variations due to seasonality. Revenue will vary based on the quantity of silver production, metal prices and terms of sales agreements. Mineral property expenditures can vary from quarter to quarter depending on when option payments are due and the stage of the exploration program (e.g. drilling may slow down for a period of time while results are analyzed, resulting in lower costs during that period).

There can also be significant variances in the Company’s reported income (loss) from quarter to quarter arising from factors that are difficult to anticipate in advance or to predict from past results. For example, the granting of incentive stock options, which results in the recording of amounts for stock-based compensation can be quite large in any given quarter.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	23

NON-GAAP MEASURES

Cash Costs per Ounce of Silver

The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation between the cash cost per ounce of silver and our cost of sales as reported in our Consolidated Statement of Operations.

	Guanajuato		Topia		Consolidated
	2009 Q4	2009	2009 Q4	2009	2009 Q4	2009

CAD Cost of sales	$3,133,587	$11,100,804	$1,564,587	$5,666,879	$4,698,174	$16,767,683

Smelting and refining	196,361	780,097	343,542	1,620,333	539,903	2,400,430

CAD Gross by-product revenue (1)	(2,388,618)	(6,691,348)	(925,572)	(3,303,685)	(3,314,190)	(9,995,033)

Cost of custom milling	-	-	(82,863)	(403,706)	(82,863)	(403,706)

CAD Cash operating costs	$941,330	$5,189,553	$899,694	$3,579,821	$1,841,024	$8,769,374

USD Cash operating costs	$891,390	$4,549,542	$851,907	$3,136,307	$1,743,297	$7,685,849

Payable Silver Production	262,430	972,846	100,852	403,917	363,282	1,376,763

USD Cash cost per ounce of silver	$3.40	$4.68	$8.45	$7.76	$4.80	$5.58

	2008 Q4	2008	2008 Q4	2008	2008 Q4	2008

CAD Cost of sales	$2,717,687	$12,030,276	$1,290,676	$6,113,947	$4,008,363	$18,144,223

Smelting and refining	514,624	1,731,294	591,745	1,948,078	1,106,369	3,679,372

CAD Gross by-product revenue (1)	(1,195,890)	(4,501,327)	(435,351)	(3,602,243)	(1,631,241)	(8,103,570)

Cost of custom milling	-	-	(143,973)	(375,093)	(143,973)	(375,093)

CAD Cash operating costs	$2,036,421	$9,260,243	$1,303,097	$4,084,689	$3,339,518	$13,344,932

USD Cash operating costs	$1,597,805	$8,688,326	$1,102,939	$3,833,200	$2,700,744	$12,521,526

Payable Silver Production	267,517	857,829	88,572	364,322	356,089	1,222,151

USD Cash cost per ounce of silver	$5.97	$10.13	$12.45	$10.52	$7.58	$10.25

(1)

Gross by-product revenue is revenue, before smelting and refining (which is expensed in cost of sales), derived from the by- products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia.

Earnings From Mining Operations

Earnings from mining operations is defined as revenues less cost of sales, excluding amortization and depletion. Amortization and depletion is separately disclosed in our statement of operations.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	24

Standardized and Adjusted EBITDA

EBITDA is a non-GAAP measure that represents an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Accordingly, a Standardized definition of EBITDA, as set out by the CICA’s Canadian Performance Reporting Board (“CPRB”), comprises revenue less operating expenses before interest expense, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA has been included in this document. Under GAAP, entities must reflect in compensation expense the cost of stock-based compensation. In the Company’s circumstances, stock-based compensation involves a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange. As such, the Company has made an entity-specific adjustment to EBITDA for these expenses.

The Company has also made an entity-specific adjustment to EBITDA to add back the non-recurring, non-cash charge relating to the settlement of its $2.02 million, 8% per annum unsecured convertible note in the third quarter of 2009.

The following table provides a reconciliation of Adjusted and Standardized EBITDA to the 2009 and 2008 financial statements:

	2009 Q4	2009	2008 Q4	2008

Income (loss) for the period	$1,036,994	$(866,851)	$(1,182,330)	$(13,760,826)

Provision (recovery) of income taxes	431,509	668,060	(763,368)	(1,176,515)

Interest expense	219,014	1,168,799	309,822	1,155,197

Amortization and depletion of mineral properties, plant and equipment	914,640	3,576,796	948,902	4,285,029

Standardized EBITDA	$2,602,157	$4,546,804	$(686,974)	$(9,497,115)

Stock-based compensation	434,603	2,377,927	-	1,608,271

Debt settlement expense	-	51,165	-	-

Adjusted EBITDA	$3,036,760	$6,975,896	$(686,974)	$(7,888,844)

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2009, the Company had working capital of $18,152,744 and cash and cash equivalents of $13,312,091 compared to working capital of $1,320,087 and cash and cash equivalents of $606,244 at December 31, 2008. This increase in liquidity in 2009 resulted from a $13.9 million increase in cash generated by operating activities, before changes in non-cash working capital, to $6.4 million in 2009 from cash used by operating activities of $7.4 million in 2008. This was partially offset by a decrease in non-cash operating working capital of $9.3 million. Cash flow from financing activities increased by $12.8 million primarily due to a financing completed in November 2009.

Great Panther plans to produce 2.6 million Ag eq oz in 2010 and invest $13 million in capital expenditures and $6.3 million in mineral property exploration expenditures. These investments in 2010 will include the purchase of new, more efficient mobile mining equipment, plant upgrades, significantly furthering mine development and ramping up exploratory drilling, and will make good progress towards the goal of increasing

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	25

production to 3.8 million Ag eq oz and growing resources to 40 million Ag eq oz by 2012. Management anticipates that cash flow generated from mining activities along with working capital will be sufficient to fund the Company’s operations without requiring any additional capital during the next twelve months.

At the date of this MD&A, the Company had no material off-balance sheet arrangements such as obligations under guarantee contracts, contingent interest in assets transferred to any unconsolidated entity, obligations under certain derivative instruments, or obligation under a material variable interest held in any unconsolidated entity that provides financing, liquidity, market or credit risk.

Operating Activities

For the year ended December 31, 2009, cash flow provided by operating activities was $1.3 million. This compares to cash flow used in operating activities of $3.3 million in 2008. Before changes in non-cash working capital, the Company generated $6.4 million in operating cash flow during 2009, compared to cash out flow of $7.4 million in 2008. The year over year improvement is largely attributable to higher revenue from increased production, savings from mine site efficiencies, reduced smelting costs, reduced exploration and general and administrative expenses.

Changes in non-cash operating working capital decreased by $9.3 million during 2009 as accounts payables were brought current and deposits on equipment orders were made. Higher sales at the end of December 2009 resulted in increased trade accounts receivable compared to December 31, 2008, all of which has subsequently been collected.

Investing Activities

For the year ended December 31, 2009, the Company had a net cash outflow from investing activities for the development of mineral properties and purchase of capital assets of $1.8 million compared to $1.8 million in 2008. The Company also had $0.7 million of non-cash investing activities through a capital lease and promissory note in 2009, compared to $0.8 million of capital lease in 2008. This compares to the previously anticipated capital expenditures of $2.1 million. Great Panther significantly curtailed capital expenditures beginning mid-2008 as economy worsened. The Company started incurring capital expenditures in the fourth quarter 2009 as the three-year growth strategy commenced. The Company plans to invest $13 million in capital expenditures in 2010.

Financing Activities

Cash flows from financing activities were $13.2 million during 2009 compared to $0.3 million in 2008. Proceeds received from equity financings and the exercise of warrants and options totaling $13.5 million were partially offset by a $0.4 million repayment of a capital lease obligation.

For the year ended December 31, 2009, the Company raised proceeds of $0.5 million through the exercise of warrants and $0.7 million through the exercise of options.

On January 23, 2009, the Company closed a private placement offering of 5,125,000 units of the Company ("Units") at a price of $0.20 per Unit to raise gross proceeds of $1,025,000. The Company received $85,000 of the gross proceeds in 2008. Each Unit comprised one common share and one-half of one non-transferable share purchase warrant. The securities issued in the private placement were subject to a hold period that expired May 24, 2009. Each whole warrant entitled the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 until January 22, 2010. The financing proceeds were primarily used for additional working capital required in the beginning of 2009 at the Company's 100% owned Guanajuato and Topia Mines in Mexico.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	26

On September 24, 2009, the Company repaid its $2.02 million, 8% interest per annum, unsecured convertible loan note due March 9, 2010 by the issuance of 3,740,741 fully paid common shares of the Company at $0.54 per common share.

On November 17, 2009, the Company closed a short form prospectus equity offering for gross proceeds of $12,332,250 and paid cash issuance costs of $928,714. The common shares issued under the terms of the short form prospectus were free trading from the closing date. The offering consisted of 17,617,500 units at $0.70 per unit and each unit comprised one common share and one-half of one transferable share purchase warrant, each whole warrant exercisable to purchase one common share for a period of 24 months from the closing date, at an exercise price of $0.90. The agents received cash commission of 6% of the proceeds and 963,150 non-transferable Agents’ warrants equal to 6% of the units sold, net of sales arranged by the Company. Each Agents' warrant is exercisable to purchase one common share for a period of 24 month from the closing date at a price of $0.90 per common share. The Company intends to use the net proceeds of this offering to accelerate exploration drilling, mine development, the acquisition of new underground equipment, mine infrastructure refurbishment including power distribution at Guanajuato and plant equipment replacement and upgrades at both Topia and Guanajuato. As well, the proceeds will be used for general working capital purposes and potential acquisition activity.

Subsequent to December 31, 2009, the Company received proceeds of $0.4 million on the exercise of 822,625 options and $0.5 million on the exercise of 1,228,256 warrants.

Contractual Obligations

The following table outlines the contractual obligations of the Company at December 31, 2009:

	Within 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Long Term Debt (1)	$457,000	$4,359,000	$-	$-	$4,816,000
Capital Lease Obligations	846,000	69,000	-	-	915,000
Operating Leases	160,000	284,000	93,000	-	537,000
Purchase Obligations (2)	5,018,000	729,000	-	-	5,747,000
Other Long Term Obligations (3)	-	1,114,000	405,000	2,006,000	3,525,000
	$6,481,000	$6,555,000	$498,000	$2,006,000	$15,540,000

(1)	Long term debt includes convertible loan notes, which may be converted into common shares of the Company at the holders’ option at any time, and a promissory note.

(2)	Purchase obligations include commitments for consulting, laboratory, drilling, and equipment purchases.

(3)

Other long term obligations include the discounted cost estimate to settle the Company’s reclamation costs of the Guanajuato mine and Topia mine, which include land rehabilitation, decommissioning of buildings and mine facilities, on-going care and maintenance and other costs.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	27

2010 OUTLOOK

Great Panther has initiated its new strategy to accelerate production and increase resources at both Guanajuato and Topia. The new plan forecasts increases to 2.6 million Ag eq oz in 2010 and to 3.8 million Ag eq oz by 2012. In the fourth quarter of 2009, the Company successfully raised the financing required to initiate and accelerate this strategy. Subsequently, new equipment has been ordered and is being delivered to the mines, and exploration drill programs have started in the first quarter of 2010. Great Panther is confident that the targets outlined in its new strategy will be achieved or exceeded.

The Company will continue to provide silver equivalent totals but the volatility of metal prices in recent months has made this an inconsistent basis for comparison with past and future production, such that individual metal production will also be presented. The Company has used metal prices of US$11/oz Ag, US$850/oz Au, US$0.50/lb Pb and US$0.50/lb Zn for 2009 silver equivalent calculations. These have been revised in 2010 to US$16/oz Ag, US$1,000/oz Au, US$0.80/lb Pb and US$0.80/lb Zn.

Some highlights from the 2010 plan include:

	Guanajuato	Topia	Consolidated
Tonnes milled	174,000	34,500	208,500
Silver ounces	1,300,000	511,000	1,811,000
Gold ounces	8,300	600	8,900
Lead tonnes	-	1,100	1,100
Zinc tonnes	-	1,300	1,300
Silver equivalent ounces	1,820,000	820,000	2,640,000
Silver head grades (grams/tonne)	272	490
Silver recoveries	84%	94%
Production costs per ounce	US$4.50 - US$5.00	US$7.00 - US$7.50	US$5.50 - US$6.00

Operations produced 1,456,830 silver ounces at a cash operating cost of US$5.58 per oz of silver, net of byproduct credits, for the year 2009. This compares favourably to the forecasted range of US$6.00 to US$6.50 per silver oz, is well below current metal prices of approximately $17/oz Ag and represents a significant improvement over the 2008 cash cost of US$10.25/oz Ag. The cost per oz of silver is dependent upon mine site operating costs, silver production, the cost of smelting and refining, the relative value of the Mexican peso against the US dollar and the value of by-product credits.

Management anticipates that unit costs will continue the current downward trend and Great Panther remains on course to achieve costs of US$4.00/oz by 2012. Cash flow generated from mining activities will be reinvested in operations for exploration and capital expenditures to increase resources and production. Surplus cash flow will be available for potential acquisitions as the Company continues to grow.

Both operations have demonstrated the ability to achieve higher silver production at a lower cost per ounce and with a higher profit margin. The Company’s emphasis will be on maintaining positive operating cash flow while developing and exploring to continually increase metal production. The Company’s production strategy is to increase silver production by 20% year-on-year at continually decreasing unit costs.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	28

RISK AND UNCERTAINTIES

Commodity price risk

The market price of precious metals and other minerals is volatile and cannot be controlled. Our profitability and long-term viability will depend on the market price of silver, gold, lead and zinc. If these prices should drop significantly, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Factors beyond the Company’s control may affect the marketability of any minerals discovered.

The marketability of minerals is also affected by numerous other factors beyond the Company’s control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, regional or global consumption, expectations for inflation, and economic and political conditions, including currency fluctuations and interest rates, the effect of which cannot be accurately predicted.

Mineral prices have fluctuated widely, particularly in recent years. As noted in the “Profile and Strategy” section above, metal prices changes can significantly affect the cost per ounce. Management is exploring possible hedging arrangements to limit the Company’s exposure to changes in prices of base metals, specifically lead and zinc.

Currency risk

As the Company operates in an international environment, some of the Company’s financial instrument and transactions are denominated in currencies other then the Canadian dollar. Revenues from the sale of concentrates are partially denominated in US dollars and partially priced at US dollars but paid in Mexican pesos. A significant portion of the Company’s costs are in Mexican pesos or US dollars. The Company manages its exposure by paying its Mexican peso costs in pesos received from concentrate sales and paying its US dollar expenditures in US dollars received from concentrate sales, thereby reducing the need to exchange currencies. The foreign exchange risk received from currency conversions for the Mexican operations is not significant and therefore the foreign exchange risk is not managed with hedging agreements. US dollar trade accounts receivable are short term in nature and foreign currency risk exposure is minimal.

Interest rate risk

The Company’s exposure to interest rate risk is limited to cash invested in high interest savings accounts and guaranteed investment certificates at fixed or floating rates of interest and cash equivalents that are maintained in floating rates of interest. The Company manages the risk by monitoring changes in interest rates in comparison to prevailing market rates.

With respect to financial liabilities, the convertible loan notes and promissory note carry fixed interest rates of 8.0%, and 6.0% per annum, respectively, and two capital leases carry fixed interest rates of at 10.5% and 12% per annum. As such, the Company is not subject to fluctuations in interest rates.

Credit risk

The Company’s credit risk exposure is limited to the carrying amounts of cash and cash equivalents and amounts receivable. Cash and cash equivalents are held as cash deposits or invested in guaranteed investment certificates with various maturity dates. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the bank and the investment grade of its guaranteed investment certificates. The Company assesses the collectability of its trade receivables by reviewing the creditworthiness of its customers. The Company historically has not had issues with the collectability of its trade receivables because customers are large, multinational corporations.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	29

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures there is sufficient working capital to meet short term business requirements. One of management’s goals is to maintain an optimal level of liquidity through the active management of the Company’s assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

During the year ended December 31, 2009, cash flows provided by operations, as well as receipt of trade and VAT receivables, proceeds from the January 23, 2009 equity financing and draws on cash and cash equivalents, were used to fund the operating costs associated with the producing properties as well as mineral property exploration expenditures, capital expenditures and head office costs. The Company’s cash and cash equivalents are invested in high interest savings accounts and guaranteed investment certificates which are available on demand to fund the Company’s operating costs and other financial demands.

The Company will fund its 2010 budgeted activities and meet its contractual obligations through cash flow generated from operations and working capital.

Exploration and development stage of the properties

Despite exploration work on the Company’s mineral properties and a long history of continuous production at both the Topia and Guanajuato Mines and, while there are historic and internally generated ore reserves, no ore reserves have been established to the satisfaction of NI 43-101 on any of the mineral properties. In addition, the Company is in the exploration stage at the San Antonio project and substantial additional work will be required in order to determine if this property contains any economic deposits. Even in the event commercial quantities of minerals are discovered, these properties might not be brought into a state of commercial production. The search for valuable minerals as a business is extremely risky. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.

The commercial viability of a mineral deposit, once discovered, is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. There can be no assurance that operations will be profitable in the future.

The Company is subject to risks associated with exploration and development stages of the properties including the timing and cost of the construction of mining and processing facilities, the availability and cost of skilled labor and mining equipment, the availability and cost of appropriate smelting and refining arrangements, the need to obtain necessary environmental and other governmental approvals and permits, and potential increases in construction and operating costs due to changes in the cost of fuel, materials and supplies.

To establish a more defined indication of the commercial viability and potential of our mines, the Company is planning a significant investment to expand the NI 43-101 compliant mineral resource estimates for both the Guanajuato and Topia mines over the next three years.

Competition and agreements with other parties

The mineral industry is intensely competitive in all phases. The Company competes with many companies possessing greater financial resources and technical facilities than ourselves for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	30

As discussed in the “Profile and Strategy” section above, the Company’s management consists of individuals with vast experience, knowledge, and contacts to capitalize on future opportunities.

Market forces outside the control of the Company

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the prospects of profitability of operations and threaten commercial continuation.

To mitigate these risks and uncertainties that affect our operations and improve on predictability, the Company enters into contracts with customers and vendors.

Environmental factors

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations. Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

The Company has taken a proactive approach to managing environmental risk. During 2008, the Company participated in a voluntary audit at its Guanajuato operations and commenced a multi-year environmental program working in cooperation with the Mexican environmental authority to ensure compliance with regulations governing the protection of the environment in Mexico.

Inherent dangers with mining

The development and operation of a mine involves risks that even experience and knowledge may not be able to overcome. These risks include unusual or unexpected geological formations, metallurgical and other processing problems, environmental hazards, power outages, labour disruptions, accidents, weather condition interruptions, explosions, fires and the inability to obtain suitable or adequate machinery, equipment or labour.

These risks could result in damage or destruction of mineral properties, production facilities, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. The Company may suffer a material adverse effect on its business if the Company incurs losses related to any significant events that are not covered by its insurance policies.

Safety is the Company’s highest priority in operating its mines. A comprehensive safety program is in place at both mines and meetings with employees and contractors are held on a regular basis to reinforce standards and practices. The Company also reviews its insurance coverage on an annual basis to maintain its adequacy and relevancy.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	31

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements is in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of expenditures for the reporting period. Significant areas requiring use of management estimates relate to the assessment of impairment and useful life of mineral properties, plant and equipment, site restoration costs, valuation of amounts receivable and future income taxes, assumptions used in determining the fair value of non-cash stock-based compensation, the fair value assigned to the net assets acquired and liabilities assumed on acquisition, and amounts recorded as accrued liabilities. Actual results, therefore, could differ from these estimates. A summary of the Company’s significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended December 31, 2009.

The key risks to the assumptions used in the cash flows underlying the critical accounting estimates are: a prolonged decline in metal prices, a weakening of the US dollar against the Mexican peso and not achieving production forecasts.

The accounting estimates believed to require the most difficult, subjective or complex judgments, and which are the most critical to our reporting of results of operations and financial position, are as follows:

Amortization

The Company’s mineral properties and related plant and equipment are amortized based upon estimates of useful lives not to exceed the life of the mine to which the assets relate. Management’s estimate of expected mine life is based upon available internal and external estimated resource information, historical production and recovery levels, planned future production and recovery levels, and other factors.

Impairment of long-lived assets

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of carrying value over the estimated fair value of the asset.

At each reporting period and whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write-down is necessary. The Company considers metal prices, cost of production, resources, proven and probable reserves and salvage value of the property and equipment in its valuation.

Management's estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company's investment in its mineral property, plant, equipment and mine development. Management's estimates of these factors are based on current conditions. Nonetheless, it is reasonably possible that in the near term, changes that could adversely affect management's estimate of net cash flows expected to be generated from its properties could occur which may necessitate a write-down for asset impairment.

The Company has determined that no events or changes in circumstances occurred in 2009 that would indicate that the carrying amounts of its long-lived assets may not be recoverable.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	32

Site Restoration Costs

Upon the completion of any mining activities, the Company will customarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its accrued liabilities, if any, as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such increases in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

Stock-based Compensation Expense

From time to time, the Company may grant share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise and discount rates. Although not requiring any cash outlay by the Company, changes to any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Income Taxes

The Company uses the asset and liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when there is potential that some or all of the assets will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Company’s future tax assets.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

Goodwill and Intangible Assets

The Canadian Accounting Standards Board (“AcSB”) issued CICA 3064, Goodwill and Intangible Assets, which replaces CICA 3062, Goodwill and Other Intangible Assets, and CICA 3450, Research and Development Costs. This new section establishes revised standards for the recognition, measurement and disclosure of goodwill and intangible assets. The Company evaluated the impact of this new standard and concluded that there was no material impact on the financial position or operational results of the Company as a result of the adoption of this standard.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	33

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the AcSB issued EIC 173 which requires the Company to consider its own credit risk and the credit risk of its counterparties when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this standard did not have an impact on the valuation of the financial assets and financial liabilities of the Company.

Mining Exploration Costs

In March 2009, the AcSB issued EIC 174 which provides guidance on the capitalization of mining exploration costs, particularly when mineral reserves have not been established and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The guidance provided by EIC 174 has been applied in the preparation of these financial statements and did not have an impact on the valuation of the Company’s mineral properties.

Fair Value Hierarchy

During the year, the AcSB amended CICA 3862, Financial Instruments – Disclosures, to require enhanced disclosures about the relative reliability of the data, or “inputs,” that an entity uses to measure the fair values of its financial instruments. It requires financial instruments measured at fair value to be classified into one of three levels in the “fair value hierarchy” based on the lowest level input that is significant to the fair value measurement in its entirety. The amended section relates to disclosure only and did not impact the financial results of the Company. These disclosures are presented in note 14 to the consolidated financial statements.

Financial Instruments – Recognition and Measurement

During the year, the AcSB amended CICA 3855 to (i) change the categories into which a debt instrument is required or permitted to be classified; (ii) change the impairment model for held-to-maturity financial assets to the incurred credit loss model of CICA 3025; (iii) require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances; (iv) provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of held-for-trading category; and (v) to clarify the application of the effective interest rate method after a debt instrument has been impaired. The adoption of these amendments did not result in a material impact on the Company’s consolidated financial statements.

FUTURE ACCOUNTING PRONOUNCEMENTS

Business Combinations / Consolidated Financial Statements / Non-Controlling Interests

The AcSB issued CICA sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaced sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011. Early adoption is permitted for these new standards. The Company does not expect the adoption of these sections to have an impact on its consolidated financial statements.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	34

Amendment to CICA 3855 – Financial Instruments – Recognition and Measurement

The AcSB amended CICA 3855 to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. The amendment is applicable to interim and annual financial statements relating to years beginning on or after January 1, 2011. The Company does not expect the adoption of this amendment to have a significant impact on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010.

The execution of the Company’s IFRS conversion plan is underway, including the evaluation of the financial impact upon IFRS adoption, development of IFRS accounting policies, and redesign of business processes. The Company anticipates there will be changes in accounting policies and these changes may materially impact our financial statements but the impact cannot be reasonably estimated at this time. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required as well as systems changes that may be necessary to gather and process the required information.

Our planned transition to IFRS and the conversion project consists of three phases: (i) Planning and Scoping, (ii) Detailed Assessment, Conversion Planning and Development, and (iii) Implementation, Parallel Reporting and Review.

Phase One: Planning and Scoping, which involves project planning and identification of differences between current Canadian GAAP and IFRS, has been completed. The identified areas of accounting differences of highest potential impact to the Company, based on existing IFRS are impairment of assets, asset retirement obligations, property plant and equipment, exploration and evaluation expenditures, functional currency and initial adoption of IFRS under the provisions of IFRS 1 “First-Time Adoption of IFRS” (“IFRS 1”).

Phase Two: Detailed Assessment, Conversion Planning and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies available under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues. The Company is currently evaluating and finalizing IFRS 1 elections, developing accounting policies, redesigning business processes and considering the impact on information systems. To assist in this process, the Company has engaged consultants with extensive knowledge and experience with IFRS conversions.

To date, the Company has analyzed the functional currencies of its consolidated entities, identification of cash generating units, componentization of property, plant and equipment and accounting policy choices for exploration and evaluation expenditures. The Company has reached preliminary conclusions on the following IFRS 1 optional elections: business combinations, fair value as deemed cost election for property, plant and equipment, cumulative translation differences, share-based payment transactions and decommissioning liabilities. These conclusions are pending the Board of Directors’ approval. The Company has also begun preparing pro-forma January 1, 2010 financial statements including notes. New accounting policies are presently being drafted.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	35

Phase Three: Implementation, Parallel Reporting and Review, expected to commence in mid 2010, will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, accounts payable and accrued liabilities, promissory note and convertible loan notes. The Company is exposed in varying degrees to a number of risks arising from these financial instruments. Management’s close involvement in the operations allows for identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Company assumed long term debt for the purpose of purchasing equipment. The debt is secured by the underlying equipment. Other than this, the Company has no collateral on its debt. The Company’s main objectives for managing risks are to ensure liquidity, the fulfilment of obligations, the continuation of the Company’s exploration program, and limited exposure to credit and market risks. The types of risk exposure associated with financial instruments are discussed in the “Risks and Uncertainties” section.

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

	2009	2008	2007

Consulting fees paid or accrued to companies controlled by directors of the Company	$648,402	$595,823	$539,000

Consulting fees paid or accrued to companies controlled by officers of the Company	171,118	266,230	395,943

Cost recoveries received or accrued from a company with a common director of the Company	80,367	82,397	631,117

Office and administration fees paid or accrued to a company controlled by a director of the Company	68,711	36,138	39,879

As at December 31, 2009, $110,060 (2008 – $314,435; 2007 – $74,401) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with a common director were $147,273 (2008 – $61,720, 2007 – $400,742) and were included in amounts receivable.

The above transactions occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the parties.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	36

PROPOSED TRANSACTIONS

At the date of this MD&A, there are no proposed transactions being considered by the Company.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 113,350,512 common shares issued and 16,823,400 warrants and options outstanding.

Two convertible notes with a total carrying value of $4,050,000 carry a conversion feature whereby they may be converted into 1,800,000 common shares of the Company at a price of $2.25 per share.

Fully diluted, the issued and outstanding shares of the Company would be 130,173,912.

ADDITIONAL DISCLOSURE REQUIREMENTS

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed under Canadian and U.S. securities regulations is recorded, processed, summarized and reported within the time periods specified and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in the Exchange Act, as amended, Rules 13a-15(e) and 15d-15(e)) as of December 31, 2009. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2009.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2009, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in their report which accompanies the consolidated financial statements.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	37

Changes In Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: risks and uncertainties relating to the interpretation and assumptions used in calculating resource estimates; the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; differences in actual recovery rates, grades, and tonnage from those expected; the inherent uncertainty of production and cost estimates, risks and uncertainties relating to timing and amount of estimated future production, capital expenditures and cash flows; risks relating to our ability to obtain adequate financing for our planned activities and to complete further exploration programs; foreign currency fluctuations; commodity price fluctuations; risks related to governmental regulations, including environmental regulations and other general market and industry conditions as well as those factors discussed in the section entitled “Key Information – Risk Factors” in Great Panther’s Annual Information Form for the year ended December 31, 2009 and in each management discussion and analysis, available on SEDAR at www.sedar.com.

Although Great Panther has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Great Panther’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Silver Limited can be found on SEDAR at www.sedar.com and EDGAR at http://sec.gov/edgar.shtml or the Company’s website at www.greatpanther.com.

GREAT PANTHER SILVER LIMITED (Formerly Great Panther Resources Limited)
YEAR ENDED DECEMBER 31, 2009	38